Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

February 2013

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s condensed consolidated interim financial statements Q4 2012, is included as an exhibit and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: February 14, 2013	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

Condensed consolidated

interim financial statements

Q4 2012

aegon.com	The Hague, February 15, 2013

Unaudited	1

Condensed consolidated income statement
EUR millions (except per share data)	Notes	Q4 2012	Q4 2011	FY 2012	FY 2011

Premium income	4	4,667	4,437	19,526	19,521
Investment income	5	1,938	2,043	8,501	8,167
Fee and commission income		497	481	1,900	1,465
Other revenues		4	1	10	6
Total revenues		7,106	6,962	29,937	29,159
Income from reinsurance ceded	6	988	892	4,128	2,775
Results from financial transactions	7	2,265	5,873	13,048	(187)
Other income	8	149	5	151	39
Total income		10,508	13,732	47,264	31,786

Benefits and expenses	9	9,763	13,291	44,660	29,856
Impairment charges / (reversals)	10	69	176	206	483
Interest charges and related fees		94	130	467	491
Other charges	11	34	53	53	69
Total charges		9,960	13,650	45,386	30,899

Share in net result of associates		2	4	26	29
Income before tax		550	86	1,904	916
Income tax (expense) / benefit		(128)	(5)	(333)	(44)
Net income		422	81	1,571	872

Net income attributable to:
Equity holders of Aegon N.V.		422	79	1,570	869
Non-controlling interests		-	2	1	3

Earnings per share (EUR per share)
Basic earnings per share		0.19	0.02	0.69	(0.06)
Diluted earnings per share	18	0.19	0.02	0.69	(0.06)

Earnings per common share calculation
Net income attributable to equity holders of Aegon N.V.		422	79	1,570	869
Preferred dividend		-	-	(59)	(59)
Coupons on other equity instruments		(49)	(45)	(195)	(177)
Coupons and premium on convertible core capital securities		-	-	-	(750)
Earnings attributable to common shareholders		373	34	1,316	(117)

Weighted average number of common shares outstanding (in million)		1,943	1,880	1,907	1,852

2	Unaudited

Condensed consolidated statement of comprehensive income
EUR millions	Q4 2012	Q4 2011	FY 2012	FY 2011

Net income	422	81	1,571	872

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	593	1,265	4,221	3,113
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	(166)	(175)	(465)	(513)
Changes in revaluation reserve real estate held for own use	(8)	-	(5)	3
Changes in cash flow hedging reserve	(127)	151	(92)	1,058
Movement in foreign currency translation and net foreign investment hedging reserve	(457)	550	(116)	409
Equity movements of associates	-	(10)	22	(18)
Aggregate tax effect of items recognized in other comprehensive income	(82)	(377)	(1,063)	(1,167)
Other	1	-	(1)	4
Other comprehensive income for the period	(246)	1,404	2,501	2,889
Total comprehensive income	176	1,485	4,072	3,761

Total comprehensive income attributable to:
Equity holders of Aegon N.V.	177	1,483	4,073	3,758
Non-controlling interests	(1)	2	(1)	3

Unaudited	3

Condensed consolidated statement of financial position
		Dec. 31, 2012	Dec. 31, 2011
EUR millions	Notes

ASSETS
Intangible assets	12	2,948	3,285
Investments	13	146,234	144,079
Investments for account of policyholders	14	153,670	142,529
Derivatives	15	21,154	15,504
Investments in associates		829	742
Reinsurance assets		11,987	11,517
Deferred expenses and rebates	16	11,687	11,432
Other assets and receivables		7,956	8,184
Cash and cash equivalents		9,653	8,104
Total assets		366,118	345,376

EQUITY AND LIABILITIES
Shareholders’ equity		24,669	21,000
Other equity instruments	19	5,018	4,720
Issued capital and reserves attributable to equity holders of Aegon N.V.		29,687	25,720
Non-controlling interests		13	14
Group equity		29,700	25,734

Trust pass-through securities		155	159
Subordinated borrowings	20	61	18
Insurance contracts		105,209	104,974
Insurance contracts for account of policyholders		76,871	73,425
Investment contracts		17,768	20,847
Investment contracts for account of policyholders		78,418	71,433
Derivatives	15	17,848	12,728
Borrowings	21	12,758	10,141
Other liabilities		27,330	25,917
Total liabilities		336,418	319,642
Total equity and liabilities		366,118	345,376

4	Unaudited

Condensed consolidated statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Full year ended December 31, 2012

At beginning of year	9,097	9,403	3,464	(964)	-	4,720	25,720	14	25,734

Net income recognized in the income statement	-	1,570	-	-	-	-	1,570	1	1,571

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	-	-	4,221	-	-	-	4,221	-	4,221
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(465)	-	-	-	(465)	-	(465)
Changes in revaluation reserve real estate held for own use	-	-	(5)	-	-	-	(5)	-	(5)
Changes in cash flow hedging reserve	-	-	(92)	-	-	-	(92)	-	(92)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	(116)	-	-	(116)	-	(116)
Equity movements of associates	-	-	-	22	-	-	22	-	22
Aggregate tax effect of items recognized in other comprehensive income	-	(6)	(1,060)	3	-	-	(1,063)	-	(1,063)
Transfer from / to other headings	-	(19)	19	-	-	-	-	-	-
Other	-	1	-	-	-	-	1	(2)	(1)
Total other comprehensive income	-	(24)	2,618	(91)	-	-	2,503	(2)	2,501
Total comprehensive income/ (loss) for 2012	-	1,546	2,618	(91)	-	-	4,073	(1)	4,072

Shares issued	2	-	-	-	-	-	2	-	2
Treasury shares	-	3	-	-	-	-	3	-	3
Dividends paid on common shares	-	(148)	-	-	-	-	(148)	-	(148)
Preferred dividend	-	(59)	-	-	-	-	(59)	-	(59)
Dividend withholding tax reduction	-	3	-	-	-	-	3	-	3
Issuance of non-cumulative subordinated loans	-	-	-	-	-	271	271	-	271
Coupons on non-cumulative subordinated notes	-	(23)	-	-	-	-	(23)	-	(23)
Cost of issuance of non-cumulative subordinated notes (net of tax)	-	(10)	-	-	-	-	(10)	-	(10)
Coupons on perpetual securities	-	(172)	-	-	-	-	(172)	-	(172)
Share options and incentive plans	-	-	-	-	-	27	27	-	27
At end of period	9,099	10,543	6,082	(1,055)	-	5,018	29,687	13	29,700

Full year ended December 31, 2011

At beginning of year	8,184	9,529	958	(1,343)	1,500	4,704	23,532	11	23,543

Net income recognized in the income statement	-	869	-	-	-	-	869	3	872

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	-	-	3,113	-	-	-	3,113	-	3,113
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(513)	-	-	-	(513)	-	(513)
Changes in revaluation reserve real estate held for own use	-	-	3	-	-	-	3	-	3
Changes in cash flow hedging reserve	-	-	1,058	-	-	-	1,058	-	1,058
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	409	-	-	409	-	409
Equity movements of associates	-	-	-	(18)	-	-	(18)	-	(18)
Aggregate tax effect of items recognized in other comprehensive income	-	-	(1,155)	(12)	-	-	(1,167)	-	(1,167)
Other	-	4	-	-	-	-	4	-	4
Total other comprehensive income	-	4	2,506	379	-	-	2,889	-	2,889
Total comprehensive income / (loss) for 2011	-	873	2,506	379	-	-	3,758	3	3,761

Shares issued	913	-	-	-	-	-	913	-	913
Cost of issuance of shares (net of tax)	-	(13)	-	-	-	-	(13)	-	(13)
Preferred dividend	-	(59)	-	-	-	-	(59)	-	(59)
Coupons on perpetual securities	-	(177)	-	-	-	-	(177)	-	(177)
Repurchase of convertible core capital securities	-	-	-	-	(1,500)	-	(1,500)	-	(1,500)
Coupons and premium on convertible core capital securities	-	(750)	-	-	-	-	(750)	-	(750)
Share options and incentive plans	-	-	-	-	-	16	16	-	16
At end of period	9,097	9,403	3,464	(964)	-	4,720	25,720	14	25,734

1 For a breakdown of share capital please refer to note 18.

2 Issued capital and reserves attributable to equity holders of Aegon N.V.

Unaudited	5

Condensed consolidated cash flow statement
EUR millions	FY 2012	FY 2011

Cash flow from operating activities	(966)	2,266

Purchases and disposals of intangible assets	(37)	(17)
Purchases and disposals of equipment and other assets	(49)	(54)
Purchases, disposals and dividends of subsidiaries and associates	157	724
Cash flow from investing activities	71	653

Issuance of share capital	2	913
Dividends paid	(207)	(59)
Issuances, repurchases and coupons of convertible core capital securities	-	(2,250)
Issuances, repurchases and coupons of perpetuals	(230)	(237)
Issuances, repurchases and coupons of non cumulative subordinated notes	241	-
Issuances and repayments of borrowings	2,796	1,259
Cash flow from financing activities	2,602	(374)

Net increase / (decrease) in cash and cash equivalents	1,707	2,545
Net cash and cash equivalents at January 1	7,826	5,174
Effects of changes in foreign exchange rates	27	107
Net cash and cash equivalents at end of period	9,560	7,826

	Dec. 31, 2012	Dec. 31, 2011
Cash and cash equivalents	9,653	8,104
Bank overdrafts	(93)	(278)
Net cash and cash equivalents	9,560	7,826

6	Unaudited

Notes to the condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or “the Company”), its subsidiaries and its proportionally consolidated joint ventures (“Aegon” or “the Group”) have life insurance and pensions operations in over twenty countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limit extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs approximately 24,500 people worldwide (2011: 25,000).

1. Basis of presentation

The condensed consolidated interim financial statements are no longer prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), as Aegon applies fair value hedge accounting for portfolio hedges of interest rate risk (macro hedging) under the EU ‘carve out’ of IFRS as adopted by the EU (IFRS-EU). The methodology for fair value hedge accounting under the EU ‘carve out’ is not allowed by IFRS as issued by the IASB. This change in basis of presentation has to be applied retrospectively, however as Aegon started to use macro hedging under the EU ‘carve out’ as of October 1, 2012 no adjustments to the comparative information have been made. If Aegon would not have applied the EU ‘carve out’ for its macro fair value hedge accounting, net income of 2012 and shareholders’ equity per December 31, 2012 would have been EUR 39 million lower.

The condensed consolidated interim financial statements as at, and for the fourth quarter ended, December 31, 2012, have been prepared in accordance with IAS 34 ‘Interim financial reporting’, as adopted by the European Union (EU). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS-EU and should therefore be read together with the 2011 consolidated financial statements of Aegon N.V. as included in Aegon’s Annual Report for 2011. Aegon’s Annual Report for 2011 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. The condensed consolidated interim financial statements as at, and for the fourth quarter ended December 31, 2012, were approved by the Executive Board on February 14, 2013.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2011 consolidated financial statements, except for the policy of fair value hedge accounting and the policy for compound instruments:

Unaudited	7

Fair value hedge accounting

Aegon applies fair value hedge accounting to portfolio hedges of interest rate risk (fair value macro hedging) under the EU ‘carve out’ of IFRS-EU. The EU ‘carve out’ macro hedging enables a group of derivatives (or proportions thereof) to be viewed in combination and jointly designated as the hedging instrument and removes some of the limitations in fair value hedge accounting. Under the IFRS-EU ‘carve out’, ineffectiveness in fair value hedge accounting only arises when the revised estimate of the amount of cash flows in scheduled time buckets falls below the designated amount of that bucket. Aegon applies fair value hedge accounting for portfolio hedges of interest rate risk (macro hedging) under the EU ‘carve out’ to mortgage loans. The hedging activities are designated under a portfolio fair value hedge on these mortgage loans. Changes in the fair value of the derivatives are recognized in the profit and loss account, together with the fair value adjustment on the mortgages (hedged items) insofar as attributable to interest rate risk (the hedged risk).

Non-cumulative subordinated notes

Non-cumulative subordinated notes are identified as a compound instrument due to the nature of this financial instrument. For these non-cumulative subordinated notes Aegon has an unconditional right to avoid delivering cash or another financial asset to settle the coupon payments. The redemption of the principal is however not at the discretion of Aegon and therefore Aegon has a contractual obligation to settle the redemption in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for Aegon. Compound instruments are separated into liability components and equity components. The liability component for the non-cumulative subordinated notes is equal to the present value of the redemption amount and carried at amortized cost using the effective interest rate method. The liability component is derecognized when the Group’s obligation under the contract expires, is discharged or is cancelled. The equity component is assigned the residual amount after deducting the liability component from the fair value of the instrument as a whole.

Incremental external costs that are directly attributable to the issuing or buying back of the non-cumulative subordinated notes are recognized in either equity or income statement proportionately to the equity component and liability component, net of tax.

Coupon payments and other distributions to holders of the non-cumulative subordinated notes are recognized directly in equity, net of tax. A liability for non-cumulative dividends payable is not recognized until the coupon has been declared and approved.

New IFRS accounting standards effective

The following standards, interpretations, amendments to standards and interpretations became effective in 2012:

t	Amendment to IFRS 1 First time adoption – Severe Hyperinflation and Removal of Fixed Dates for First Time Adopters.
t	Amendment to IFRS 7 Disclosures – Transfers of Financial Assets.
t	IAS 12 Income Taxes – Recovery of Tax Assets.

None of these new or revised standards and interpretations had a significant effect on the condensed consolidated interim financial statements for the period ended December 31, 2012.

Future adoption of new IFRS accounting standards

In June 2011, the revised standard IAS 19 Employee Benefits was issued. The amended standard applies to financial years beginning on, or after, January 1, 2013. The amendments eliminate the option to defer the recognition of actuarial gains and losses, known as the “corridor method”. The amendments streamline the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring actuarial gains and losses to be presented in other comprehensive income. The revised standard also requires the expected return on plan assets to be replaced by the discount rate used to determine the defined benefit liability. The discount rate shall be determined by reference to market yields at the end of the reporting period on high quality corporate bonds. And, furthermore, the revised standard enhances the disclosure requirements for defined benefit plans, providing information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans.

8	Unaudited

As per December 31, 2012, Aegon estimates the adverse impact on equity of removing the corridor to be approximately EUR 1.0 billion (post tax), consisting of the unrecognized actuarial gains and losses as per that date. The improvement compared to the estimated impact as at September 30, 2012 of EUR 1.4 billion (post tax) is largely attributable to higher discount rates, improved return on plan assets and changes to indexation. However, Aegon did not yet finish the analysis of the financial impact of the revised standard, therefore the actual impact could change upon completion of the analysis. Aegon does not expect any changes in the classification of the employee plans resulting from the revised standard.

For a complete overview of IFRS standards, published before January 1, 2012, that will be applied in future years, but were not early adopted by the Group, refer to Aegon’s Annual Report for 2011.

Taxes

Taxes on income for the Q4 2012 interim period are accrued using the tax rate that would be applicable to expected total annual earnings.

Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

In preparing the condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2011.

Exchange rates

Assets and liabilities are translated at the closing rates on the balance sheet date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP
December 31, 2012	1	EUR	1.3184	0.8111
December 31, 2011	1	EUR	1.2982	0.8353

Weighted average exchange rates

			USD	GBP
2012	1	EUR	1.2849	0.8103
2011	1	EUR	1.3909	0.8667

Unaudited	9

3. Segment information

3.1 Income statement

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Associates eliminations	Consolidated
Three months ended December 31, 2012

Underlying earnings before tax geographically	342	83	25	52	(53)	(2)	447	(2)	445
Fair value items	(16)	6	(11)	5	(63)	-	(79)	-	(79)
Realized gains / (losses) on investments	43	70	36	-	-	-	149	-	149
Impairment charges	(44)	(18)	-	(17)	-	-	(79)	1	(78)
Impairment reversals	13	8	-	-	-	-	21	-	21
Other income / (charges)	(25)	(7)	-	139	(1)	-	106	-	106
Run-off businesses	(14)	-	-	-	-	-	(14)	-	(14)
Income before tax	299	142	50	179	(117)	(2)	551	(1)	550
Income tax (expense) / benefit	(60)	(26)	(13)	(53)	23	-	(129)	1	(128)
Net income	239	116	37	126	(94)	(2)	422	-	422
Inter-segment underlying earnings	(49)	(13)	(15)	71	6

Revenues
Life insurance gross premiums	1,702	417	1,615	326	-	(21)	4,039	(40)	3,999
Accident and health insurance	457	34	-	41	2	(2)	532	-	532
General insurance	-	100	-	36	-	-	136	-	136
Total gross premiums	2,159	551	1,615	403	2	(23)	4,707	(40)	4,667
Investment income	907	546	420	65	95	(93)	1,940	(2)	1,938
Fee and commission income	316	84	30	129	-	(62)	497	-	497
Other revenues	2	-	-	1	1	-	4	-	4
Total revenues	3,384	1,181	2,065	598	98	(178)	7,148	(42)	7,106
Inter-segment revenues	8	1	-	77	92

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Associates eliminations	Consolidated
Three months ended December 31, 2011

Underlying earnings before tax geographically	316	75	(26)	65	(84)	-	346	(4)	342
Fair value items	(139)	189	3	(10)	(63)	-	(20)	-	(20)
Realized gains / (losses) on investments	6	33	8	2	-	-	49	-	49
Impairment charges	(70)	(5)	-	(25)	-	1	(99)	2	(97)
Impairment reversals	6	-	-	-	-	(1)	5	-	5
Other income / (charges)	(36)	(84)	(57)	1	(18)	-	(194)	-	(194)
Run-off businesses	1	-	-	-	-	-	1	-	1
Income before tax	84	208	(72)	33	(165)	-	88	(2)	86
Income tax (expense) / benefit	9	(60)	(16)	(10)	70	-	(7)	2	(5)
Net income	93	148	(88)	23	(95)	-	81	-	81
Inter-segment underlying earnings	(42)	(62)	(16)	66	54

Revenues
Life insurance gross premiums	1,571	379	1,490	452	-	(16)	3,876	(71)	3,805
Accident and health insurance	434	30	-	40	-	-	504	1	505
General insurance	-	94	-	33	-	-	127	-	127
Total gross premiums	2,005	503	1,490	525	-	(16)	4,507	(70)	4,437
Investment income	891	597	488	83	135	(133)	2,061	(17)	2,044
Fee and commission income	311	78	29	121	-	(59)	480	-	480
Other revenues	-	-	-	(1)	2	-	1	-	1
Total revenues	3,207	1,178	2,007	728	137	(208)	7,049	(87)	6,962
Inter-segment revenues	7	1	-	69	131

As of the first quarter of 2012, Aegon has revised its financial reporting to reflect changes in its organization. Businesses in Asia, which were previously managed by Aegon Americas, are included in the Asia line of business within the “New Markets” segment. For the full year 2011, the underlying earnings before tax generated by the Asian operations totaling EUR 37 million were previously reported under the “Americas” segment.

10	Unaudited

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Associates eliminations	Consolidated
Full year ended December 31, 2012

Underlying earnings before tax geographically	1,317	315	105	274	(220)	(4)	1,787	(7)	1,780
Fair value items	(76)	164	(31)	(1)	(4)	-	52	-	52
Realized gains / (losses) on investments	175	138	84	10	-	-	407	-	407
Impairment charges	(181)	(37)	-	(26)	(4)	2	(246)	1	(245)
Impairment reversals	64	8	-	-	-	(2)	70	-	70
Other income / (charges)	(28)	(279)	34	113	(2)	-	(162)	-	(162)
Run-off businesses	2	-	-	-	-	-	2	-	2
Income before tax	1,273	309	192	370	(230)	(4)	1,910	(6)	1,904
Income tax (expense) / benefit	(248)	(18)	(23)	(121)	71	-	(339)	6	(333)
Net income	1,025	291	169	249	(159)	(4)	1,571	-	1,571
Inter-segment underlying earnings	(191)	(60)	(62)	286	27

Revenues
Life insurance gross premiums	6,541	3,004	6,047	1,374	-	(73)	16,893	(227)	16,666
Accident and health insurance	1,833	220	-	188	5	(5)	2,241	-	2,241
General insurance	-	475	-	144	-	-	619	-	619
Total gross premiums	8,374	3,699	6,047	1,706	5	(78)	19,753	(227)	19,526
Investment income	3,654	2,212	2,337	319	374	(374)	8,522	(21)	8,501
Fee and commission income	1,177	329	133	524	-	(263)	1,900	-	1,900
Other revenues	5	-	-	3	5	-	13	(3)	10
Total revenues	13,210	6,240	8,517	2,552	384	(715)	30,188	(251)	29,937
Inter-segment revenues	31	2	1	310	371

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Associates eliminations	Consolidated
Full year ended December 31, 2011

Underlying earnings before tax geographically	1,273	298	5	249	(306)	3	1,522	(13)	1,509
Fair value items	(477)	156	(6)	(30)	(59)	-	(416)	-	(416)
Realized gains / (losses) on investments	119	269	51	7	-	-	446	-	446
Impairment charges	(306)	(16)	(62)	(61)	-	1	(444)	4	(440)
Impairment reversals	56	1	-	-	-	(1)	56	-	56
Other income / (charges)	(35)	(164)	(57)	7	(18)	-	(267)	-	(267)
Run-off businesses	28	-	-	-	-	-	28	-	28
Income before tax	658	544	(69)	172	(383)	3	925	(9)	916
Income tax (expense) / benefit	(15)	(125)	17	(61)	131	-	(53)	9	(44)
Net income	643	419	(52)	111	(252)	3	872	-	872
Inter-segment underlying earnings	(157)	(105)	(68)	257	73

Revenues
Life insurance gross premiums	6,004	3,213	6,474	1,600	-	(55)	17,236	(383)	16,853
Accident and health insurance	1,672	216	-	179	-	-	2,067	-	2,067
General insurance	-	452	-	149	-	-	601	-	601
Total gross premiums	7,676	3,881	6,474	1,928	-	(55)	19,904	(383)	19,521
Investment income	3,565	2,192	2,154	320	392	(385)	8,238	(70)	8,168
Fee and commission income	766	329	137	469	-	(237)	1,464	-	1,464
Other revenues	1	-	-	1	4	-	6	-	6
Total revenues	12,008	6,402	8,765	2,718	396	(677)	29,612	(453)	29,159
Inter-segment revenues	28	2	2	270	375

Unaudited	11

Non-IFRS measures

For segment reporting purposes the following non-IFRS financial measures are included: underlying earnings before tax, income tax (including associated companies) and income before tax (including associated companies). These non-IFRS measures are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s associated companies in Spain, India, Brazil and Mexico. Aegon believes that its non-IFRS measures provide meaningful information about the underlying operating results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business.

Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While many other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measure shown herein, when read together with Aegon’s reported IFRS financial statements, provides meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

Underlying earnings

Certain assets held by Aegon Americas, Aegon The Netherlands and Aegon United Kingdom are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on assets.

Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by Aegon Canada and the total return annuities and guarantees on variable annuities of Aegon USA. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon The Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings, and the long-term expected return for these guarantees is set at zero.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from underlying earnings and reported under fair value items.

12	Unaudited

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings. Changes to these long-term return assumptions are also included in the fair value items.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

Impairment charges / reversals

Includes impairments and reversals on available-for-sale debt securities and impairments on shares including the effect of deferred policyholder acquisition costs, mortgage loans and loan portfolios on amortized cost and associates respectively.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are reported under this heading.

Other charges include restructuring charges that are considered other charges for segment reporting purposes because they are outside the normal course of business. In the condensed consolidated income statement, these charges are included in operating expenses.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run off the existing block of business. Currently, this line includes the run-off of the institutional spread-based business, structured settlements blocks of business, Bank-Owned and Corporate-Owned Life Insurance (BOLI/COLI) business and life reinsurance business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings.

Share in earnings of associates

Earnings from Aegon’s associates in insurance companies in Spain, India, Brazil and Mexico are reported on an underlying earnings basis. Other associates are included on a net income basis.

Unaudited	13

3.2 Investments geographically

					amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At December 31, 2012	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
1,833	42	Shares	1,390	412	51	48	-	(2)	1,899
83,964	8,975	Debt securities	63,686	19,256	11,066	4,000	-	-	98,008
11,748	4	Loans	8,910	21,024	5	693	-	-	30,632
15,434	175	Other financial assets	11,707	286	216	48	759	-	13,016
1,009	-	Investments in real estate	766	1,912	-	1	-	-	2,679
113,988	9,196	Investments general account	86,459	42,890	11,338	4,790	759	(2)	146,234
-	23,017	Shares	-	8,406	28,378	3,720	-	(6)	40,498
-	10,542	Debt securities	-	16,266	12,997	430	-	-	29,693
86,975	8,192	Separate accounts and investment funds	65,970	-	10,099	1,259	-	-	77,328
-	2,761	Other financial assets	-	422	3,404	1,317	-	-	5,143
-	817	Investments in real estate	-	-	1,008	-	-	-	1,008
86,975	45,329	Investments for account of policyholders	65,970	25,094	55,886	6,726	-	(6)	153,670

200,963	54,525	Investments on balance sheet	152,429	67,984	67,224	11,516	759	(8)	299,904
132,796	8	Off balance sheet investments third parties	100,725	-	10	57,217	-	-	157,952
333,759	54,533	Total revenue generating investments	253,154	67,984	67,234	68,733	759	(8)	457,856

		Investments
95,282	9,155	Available-for-sale	72,271	19,717	11,287	3,808	19	-	107,102
11,748	4	Loans	8,910	21,024	5	693	-	-	30,632
-	-	Held-to-maturity	-	-	-	189	-	-	189
92,924	44,549	Financial assets at fair value through profit or loss	70,482	25,331	54,924	6,825	740	(8)	158,294
1,009	817	Investments in real estate	766	1,912	1,008	1	-	-	3,687
200,963	54,525	Total investments on balance sheet	152,429	67,984	67,224	11,516	759	(8)	299,904

119	6	Investments in associates	90	79	8	648	4	-	829
33,969	5,098	Other assets	25,765	27,487	6,284	3,992	39,106	(37,249)	65,385
235,051	59,629	Consolidated total assets	178,284	95,550	73,516	16,156	39,869	(37,257)	366,118

					amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At December 31, 2011	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
1,570	45	Shares	1,209	505	54	60	11	(2)	1,837
84,192	8,261	Debt securities	64,853	17,640	9,890	4,036	-	-	96,419
13,319	7	Loans	10,260	18,825	8	643	-	-	29,736
16,196	-	Other financial assets	12,476	40	-	43	744	-	13,303
1,006	-	Investments in real estate	775	2,009	-	-	-	-	2,784
116,283	8,313	Investments general account	89,573	39,019	9,952	4,782	755	(2)	144,079
-	21,755	Shares	-	7,608	26,045	3,459	-	(4)	37,108
-	10,003	Debt securities	-	15,124	11,975	277	-	-	27,376
80,137	7,095	Separate accounts and investment funds	61,729	-	8,495	1,060	-	-	71,284
-	2,940	Other financial assets	-	491	3,519	1,619	-	-	5,629
-	946	Investments in real estate	-	-	1,132	-	-	-	1,132
80,137	42,739	Investments for account of policyholders	61,729	23,223	51,166	6,415	-	(4)	142,529

196,420	51,052	Investments on balance sheet	151,302	62,242	61,118	11,197	755	(6)	286,608
119,371	-	Off balance sheet investments third parties	91,951	-	-	44,959	-	-	136,910
315,791	51,052	Total revenue generating investments	243,253	62,242	61,118	56,156	755	(6)	423,518

		Investments
96,145	8,266	Available-for-sale	74,060	18,016	9,896	3,861	27	-	105,860
13,319	7	Loans	10,260	18,825	8	643	-	-	29,736
-	-	Held-to-maturity	-	-	-	168	-	-	168
85,950	41,833	Financial assets at fair value through profit or loss	66,207	23,392	50,082	6,525	728	(6)	146,928
1,006	946	Investments in real estate	775	2,009	1,132	-	-	-	3,916
196,420	51,052	Total investments on balance sheet	151,302	62,242	61,118	11,197	755	(6)	286,608

100	7	Investments in associates	77	52	9	600	4	-	742
33,562	5,919	Other assets	25,852	19,202	7,086	3,789	35,878	(33,781)	58,026
230,082	56,978	Consolidated total assets	177,231	81,496	68,213	15,586	36,637	(33,787)	345,376

14	Unaudited

4. Premium income and premium to reinsurers

EUR millions	Q4 2012	Q4 2011	FY 2012	FY 2011

Gross
Life	3,999	3,805	16,666	16,853
Non-Life	668	632	2,860	2,668
Total	4,667	4,437	19,526	19,521

Reinsurance
Life	866	891	3,324	3,042
Non-Life	99	93	411	365
Total	965	984	3,735	3,407

5. Investment income

EUR millions	Q4 2012	Q4 2011	FY 2012	FY 2011

Interest income	1,717	1,818	7,367	7,256
Dividend income	187	186	983	745
Rental income	34	39	151	166
Total investment income	1,938	2,043	8,501	8,167

Investment income related to general account	1,465	1,494	5,956	5,823
Investment income for account of policyholders	473	549	2,545	2,344
Total	1,938	2,043	8,501	8,167

6. Income from reinsurance ceded

The increase in Income from reinsurance ceded in 2012 compared to 2011 is mainly the result of the increased income from external reinsurance following the divestment of the life reinsurance business, Transamerica Reinsurance, to SCOR, completed on August 9, 2011.

7. Results from financial transactions

EUR millions	Q4 2012	Q4 2011	FY 2012	FY 2011

Net fair value change of general account financial investments at FVTPL other than derivatives	68	18	419	44
Realized gains and (losses) on financial investments	164	222	549	803
Gains and (losses) on investments in real estate	30	(13)	(53)	(49)
Net fair value change of derivatives	91	259	355	1,165
Net fair value change on for account of policyholder financial assets at FVTPL	1,938	5,401	11,855	(2,133)
Net fair value change on investments in real estate for account of policyholders	(15)	7	(46)	20
Net foreign currency gains and (losses)	(5)	(6)	10	(17)
Net fair value change on borrowings and other financial liabilities	(7)	(15)	(48)	(24)
Realized gains and (losses) on repurchased debt	1	-	7	4
Total	2,265	5,873	13,048	(187)

Net fair value changes on for account of policyholder financial assets at fair value through profit or loss are offset by amounts in Claims and benefits reported in the Benefits and expenses line (note 9).

8. Other income

Other income 2012 mainly includes the gain on the sale of our interest in Prisma Capital Partners LP (“Prisma”) of EUR 100 million and the gain following the ending of the life, health and pension partnership with Banca Cívica of EUR 35 million. For more details on these two transactions refer to Note 23 Acquisitions / Divestments. For 2011 other income mainly reflected a benefit related to a settlement of a legal claim.

Unaudited	15

9. Benefits and expenses

EUR millions	Q4 2012	Q4 2011	FY 2012	FY 2011

Claims and benefits	8,966	12,322	41,711	26,358
Employee expenses	555	502	2,092	2,069
Administration expenses	282	355	1,096	1,315
Deferred expenses	(425)	(353)	(1,538)	(1,458)
Amortization charges	385	465	1,299	1,572
Total	9,763	13,291	44,660	29,856

Claims and benefits reflects the claims and benefits paid to policyholders, including claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. In addition, Claims and benefits includes commissions and expenses, as well as premium paid to reinsurers. Claims and benefits fluctuates mainly as a result of changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in Results from financial transactions (note 7).

In Q2 2012, Aegon The Netherlands increased the technical provisions related to unit-linked insurance policies with EUR 265 million. This addition to the technical provisions is included in Claims and benefits. Refer to note 22 Commitments and contingencies for more details.

10. Impairment charges / (reversals)

EUR millions	Q4 2012	Q4 2011	FY 2012	FY 2011

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables [1]	72	107	250	461
Impairment reversals on financial assets, excluding receivables [1]	(22)	(4)	(70)	(55)
Impairment charges / (reversals) on non-financial assets and receivables	19	73	26	77
Total	69	176	206	483

Impairment charges on financial assets, excluding receivables, from:
Shares	3	2	15	10
Debt securities and money market instruments	24	61	153	345
Loans	44	43	80	99
Other	-	-	1	6
Investments in associates	1	1	1	1
Total	72	107	250	461

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(20)	(2)	(54)	(48)
Loans	(2)	(2)	(16)	(7)
Total	(22)	(4)	(70)	(55)

1 Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3).

11. Other charges

Other charges 2012 mainly include a charge of EUR 26 million related to a settlement in Q4 following the termination of a Bank-Owned Life Insurance contract in the United States.

Other charges in 2011 mainly include EUR 37 million related to increased reserves in connection with the company’s use of the Social Security administration’s death master file in the United States and a loss of EUR 7 million on the sale of the Guardian life and pension business in the United Kingdom. Full year charges in both years also include a charge related to the annual bank tax by the Hungarian Government (2012: EUR 16 million; 2011: EUR 17 million).

16	Unaudited

12. Intangible assets

EUR millions	Dec. 31, 2012	Dec. 31, 2011

Goodwill	638	753
VOBA	1,860	2,086
Future servicing rights	383	397
Software	58	36
Other	9	13
Total intangible assets	2,948	3,285

The decrease in goodwill reflects the disposal of a business (partnership with Banca Civica), a decrease of an earn out provision resulting in a write off of goodwill and negative foreign currency effects, partly offset by an increase following an acquisition in Spain (Liberbank Vida). According to Aegon’s accounting policies, any changes in the estimated value of an earn out provision related to a business combination that dates prior to July 1, 2008, are recognized in goodwill.

The decrease in value of business acquired (VOBA) is mainly attributable to regular amortization and the impact of shadow accounting.

13. Investments

EUR millions	Dec. 31, 2012			Dec. 31, 2011

Available-for-sale (AFS)	107,102			105,860
Loans	30,632			29,736
Held-to-maturity (HTM)	189			168
Financial assets at fair value through profit or loss (FVTPL)	5,632			5,531
Financial assets, excluding derivatives	143,555			141,295
Investments in real estate	2,679			2,784
Total investments for general account	146,234			144,079

Total financial assets, excluding derivatives
	AFS	FVTPL	HTM	Loans	Total

Shares	856	1,043	-	-	1,899
Debt securities	96,319	1,500	189	-	98,008
Money market and other short term investments	8,713	1,084	-	-	9,797
Mortgages	-	-	-	27,129	27,129
Private loans	-	-	-	1,013	1,013
Deposits with financial institutions	-	-	-	217	217
Policy loans	-	-	-	2,110	2,110
Receivables out of share lease agreements	-	-	-	9	9
Other	1,214	2,005	-	154	3,373
December 31, 2012	107,102	5,632	189	30,632	143,555

	AFS	FVTPL	HTM	Loans	Total

Shares	869	968	-	-	1,837
Debt securities	94,722	1,529	168	-	96,419
Money market and other short term investments	9,382	1,090	-	-	10,472
Mortgages	-	-	-	26,012	26,012
Private loans	-	-	-	927	927
Deposits with financial institutions	-	-	-	452	452
Policy loans	-	-	-	2,180	2,180
Receivables out of share lease agreements	-	-	-	19	19
Other	887	1,944	-	146	2,977
December 31, 2011	105,860	5,531	168	29,736	141,295

Unaudited	17

European peripheral countries exposure

Aegon’s exposure to central governments of European peripheral countries Portugal, Italy, Ireland, Greece and Spain amounts to EUR 964 million (December 31, 2011: EUR 1,112 million), of which EUR 695 million is included in the available-for-sale investments. The remainder of the exposure, amounting to EUR 269 million (December 31, 2011: EUR 214 million), relates to Aegon’s proportionate share in the investments of its associate CAM Aegon Holding Financiero (Spain).

The following table provides the amortized cost and fair value of Aegon’s exposure to European peripheral countries.

EUR millions Debt security exposure to:									Dec. 31, 2012		Dec. 31, 2011
	Central Government		Banks		RMBS		Corporates and other		Total		Total

	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value

Portugal	4	4	13	10	36	32	54	51	107	97	202	157
Italy	43	43	86	84	35	36	589	590	753	753	1,095	949
Ireland	20	20	-	-	160	140	295	324	475	484	582	584
Greece	-	-	-	-	4	2	23	25	27	27	34	32
Spain	897	875	198	188	686	638	707	725	2,488	2,426	3,194	2,965
Total	964	942	297	282	921	848	1,668	1,715	3,850	3,787	5,107	4,687

14. Investments for account of policyholders

EUR millions	Dec. 31, 2012	Dec. 31, 2011
Shares	40,498	37,108
Debt securities	29,693	27,376
Money market and short-term investments	1,905	2,283
Deposits with financial institutions	2,799	2,813
Separate accounts and unconsolidated investment funds	77,328	71,284
Other	439	533
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	152,662	141,397
Investment in real estate	1,008	1,132
Total investments for account of policyholders	153,670	142,529

15. Derivatives

The fair value of derivatives on both the asset and liability side of the condensed consolidated statement of financial position increased during 2012. This increase is mainly caused by decreases in market interest rates in combination with the practice of Aegon The Netherlands to buy swaps and swaptions to offset certain derivative positions rather than unwinding the positions as a whole. Although these new swaps create a full economic offset with existing swaps, the derivatives with a positive or negative fair value do not meet the IFRS criteria to be netted in the statement of financial position and hence increased both the asset and liability side.

16. Investments in associates

CAM and Aegon are still in an arbitration process to determine the occurrence of a change in control and the corresponding date, which determines the exit price. During the fourth quarter of 2012, the arbitration went into its final stages. A final verdict from the arbitrators is expected to be released in the first half of 2013.

18	Unaudited

17. Deferred expenses and rebates

EUR millions	Dec. 31, 2012	Dec. 31, 2011
DPAC for insurance contracts and investment contracts with discretionary participation features	10,724	10,486
Deferred cost of reinsurance	558	541
Deferred transaction costs for investment management services	405	405
Total deferred expenses and rebates	11,687	11,432

18. Share capital

EUR millions	Dec. 31, 2012	Dec. 31, 2011

Share capital - par value	319	310
Share premium	8,780	8,787
Total share capital	9,099	9,097

Share capital - par value
Balance at January 1	310	278
Issuance	2	32
Share dividend	7	-
Balance	319	310

Share premium
Balance at January 1	8,787	7,906
Issuance	-	881
Share dividend	(7)	-
Balance	8,780	8,787

Diluted earnings per share

Diluted earnings per share is calculated by adjusting the average number of shares outstanding for share options. In 2012 and 2011 the average share price did not exceed the exercise price of these options. As a result diluted earnings per share does not differ from basic earnings per share.

Dividend per common share

It will be proposed to the annual General Meeting of Shareholders on May 15, 2013, absent unforeseen circumstances, to pay a dividend for the year 2012 of EUR 0.21 per common share after taking into account the interim dividend of EUR 0.10 per common share, resulting in a final dividend of EUR 0.11 per common share. The 2012 interim dividend was paid in cash or stock at the election of the shareholder. The interim dividend was payable as of September 14, 2012. In the second quarter of 2012, a final dividend of EUR 0.10 per common share was paid relating to the second half year of 2011. The dividend per common share paid in 2011 (final 2010 and interim 2011) was nil.

19. Other equity instruments

On February 7, 2012, Aegon issued USD 525 million in aggregate principal amount of 8.00% non-cumulative subordinated notes, due 2042, in an underwritten public offering in the United States registered with the U.S. Securities and Exchange Commission. The subordinated notes bear interest at a fixed rate of 8.00% and are not cumulative and are priced at 100% of their principal amount. The proceeds from the issuance of the subordinated notes are used for general corporate purposes.

Unaudited	19

The securities are subordinated and rank senior to the junior perpetual capital securities, equally with the perpetual cumulative subordinated bonds junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required cancellation of interest payments. The securities have a stated maturity of 30 years, however Aegon has the right to call the securities for redemption at par for the first time on the first coupon date in 2017, or on any coupon payment date thereafter.

The interest cash flows on substantially all of these securities have been swapped to a EURIBOR based interest rate to reduce the exposure to interest rate changes.

These notes are recognized as a compound instrument due to the nature of this financial instrument. Compound instruments are separated into equity components and liability components. At December 31, 2012 the equity component amount to EUR 271 million, subordinated borrowings amounts to EUR 42 million and a deferred tax liability (included in Other liabilities) amounts to EUR 89 million.

20. Subordinated borrowings

Subordinated borrowings include a liability of EUR 42 million relating to the non-cumulative subordinated notes issued on February 7, 2012. This liability component of the non-cumulative subordinated notes is related to the redemption amount. For further information on the non-cumulative subordinated notes refer to note 19.

21. Borrowings

EUR millions	Dec. 31, 2012	Dec. 31, 2011

Debentures and other loans	12,235	9,199
Commercial paper	413	646
Short term deposits	17	18
Bank overdrafts	93	278
Total borrowings	12,758	10,141

Debentures and other loans

On December 5, 2012, Aegon The Netherlands sold class A residential mortgage backed securities (RMBS) to a broad group of institutional investors amounting to EUR 1,365 million. These securities consist of two tranches:

t	EUR 302 million of class A1 notes with an expected weighted average life of 1.9 years and priced at par with a coupon of three month Euribor plus 0.60%.
t	EUR 1,063 million of class A2 notes with an expected weighted average life of 4.9 years and priced at par with a coupon of three month Euribor plus 1.15%.

The securities were issued under the Dutch SAECURE program. The net proceeds were used to refinance a part of the existing Dutch mortgage portfolio of Aegon The Netherlands.

On September 1, 2012 Aegon redeemed a USD 200 million Zero Coupon Bonds loan, which matured.

On July 18, 2012 Aegon issued EUR 500 million in senior unsecured notes, due July 18, 2017. The notes were issued under Aegon’s USD 6 billion debt issuance program at a price of 99.712%, and carry a coupon of 3.00%. Net proceeds from this issuance are used for general corporate purposes and the redemption of short-term debt.

20	Unaudited

On May 23, 2012, Aegon USA sold asset backed securities (ABS) to institutional investors amounting to EUR 230 million. These securities consist of three tranches:

t	USD 227.5 million of class A-1 notes with a legal final maturity date of April 15, 2023 and priced at 99.652% with a coupon of three month Libor plus 1.30%.
t	USD 39.65 million of class A-2 notes with a legal final maturity date of April 15, 2023 and priced at 99.267% with a coupon of three month Libor plus 2.50%.
t	USD 24.5 million of class B notes with a legal final maturity date of April 15, 2023 and priced at 90.289% with a coupon of three month Libor plus 3.00%.

The net proceeds are used to finance a part of the existing bank loan portfolio of Aegon USA.

On May 8, 2012, Aegon The Netherlands sold class A residential mortgage backed securities (RMBS) to a broad group of institutional investors amounting to EUR 685 million. These securities consist of two tranches:

t	USD 600 million of class A1 notes with an expected weighted average life of 3 years and priced at par with a coupon of three month Libor plus 1.55%.
t	EUR 212 million of class A1 notes with an expected weighted average life of 3 years and priced at par with a coupon of three month Euribor plus 1.35%.

The securities were issued under the Dutch SAECURE program. The net proceeds are used to refinance a part of the existing Dutch mortgage portfolio of Aegon The Netherlands.

On April 29, 2012 Aegon redeemed a EUR 1.0 billion senior loan, which matured.

On March 1, 2012, Aegon The Netherlands borrowed EUR 1.5 billion from the European Central Bank, under its Long Term Refinancing Operation (LTRO) program. The borrowing has a 3 year term. During Q3 2012 the interest per annum was lowered from 1% to 0.75%. The borrowing is fully collateralized. The funds are mainly used to fund the mortgage loan production of Aegon The Netherlands.

Included in Debentures and other loans is EUR 1,025 million relating to borrowings measured at fair value (2011: EUR 1,010 million).

Commercial paper, Short term deposits and Bank overdrafts vary with the normal course of business.

22. Commitments and contingencies

In the second quarter of 2012, Aegon The Netherlands decided to bring forward the measures related to the agreement announced on July 13, 2009 and reduce future costs for its customers with unit-linked insurance policies. With these measures, Aegon The Netherlands commited to ‘best of class’ principles of the Dutch Ministry of Finance. Previously, the approach was to settle compensation with clients when the policy expires. However, to comply with the Ministry’s principles, Aegon The Netherlands now settles compensation immediately by making direct additions to policy values before year-end 2012. As a result of this acceleration of previously announced measures, Aegon The Netherlands recorded a charge of EUR 265 million before tax in the second quarter of 2012 included in Claims and Benefits.

In addition, since the beginning of 2013 Aegon The Netherlands reduces future policy costs for the large majority of its unit-linked insurance policies. This will decrease income before tax over the remaining duration of the policies by approximately EUR 125 million, based on the current present value.

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As disclosed in the 2011 Annual Report, Aegon is involved in legal proceedings regarding a specific unit-linked product, the “Koersplan” product. Based on the latest available information, the Supreme Court will probably render a decision during the first half of 2013.

There have been no other material changes in contingent assets and liabilities as reported in the 2011 consolidated financial statements of Aegon.

23. Acquisitions / Divestments

On December 19, 2012 Aegon entered into an exclusive 25-year strategic partnership with Banco Santander. Under the terms of the agreement, Aegon will acquire a 51% stake in both a life insurance company as well as in a non-life insurance company for a consideration of EUR 220 million. Depending on the performance of the partnership, Aegon may pay an additional amount after five years. Furthermore, Aegon Spain will provide the back-office services to the joint venture companies. The transaction is expected to close in the first half of 2013, subject to regulatory approval and will be financed from existing resources.

On December 5, 2012 Aegon announced the acquisition of 100% of Fidem Life, a life insurance company in Ukraine. The transaction is expected to close in the first quarter of 2013, pending regulatory approval. Fidem Life will be rebranded “Aegon Ukraine” and will be integrated into the governance and management structure of Aegon CEE.

On October 1, 2012, Aegon closed the sale of its interest in Prisma Capital Partners LP (“Prisma”). Prisma, which is accounted for as an associate, served as an investment manager for certain of Aegon’s hedge fund investments as well as for other third parties. The final proceeds are subject to certain contingent arrangements which may lead to further payments in 2014 and 2017. The book gain amounted to EUR 100 million. The carrying value of Prisma at the transaction date was EUR 2 million. Aegon’s share in Prisma earnings from January 1, 2012 till October 1, 2012 amounted to EUR 10 million (full year 2011: EUR 13 million).

Following the announced merger between Banca Cívica and CaixaBank in Spain, Aegon reached an agreement, on August 3, 2012, with CaixaBank to end the life, health and pension partnership with Banca Cívica and sell its 50% interest in the joint ventures to CaixaBank for a total consideration of EUR 190 million. The transaction was closed on October 11, 2012 after obtaining regulatory approval. The sale resulted in a book gain of EUR 35 million before tax and was recorded in the fourth quarter of 2012. Aegon’s share in underlying earnings before tax of the joint venture totaled EUR 13 million for 2012 (full year 2011: EUR 16 million).

24. Events after the balance sheet date

After the acquisition of Unnim Banc by BBVA on July, 27 2012, Aegon has reached an agreement, on February 1, 2013, with BBVA to end the life, health and pension partnership with Unnim Banc and sell its 50% interest in the joint ventures to BBVA for a total consideration of EUR 353 million. The transaction is expected to be closed in Q2 2013 after obtaining regulatory approval. The sale is expected to result in a book gain of approximately EUR 105 million before tax. Aegon’s share in underlying earnings before tax of the joint venture totaled EUR 20 million in 2012.

On January 29, 2013 Aegon announced that it will take over Eureko’s life insurance and pension business in Romania. The transaction is expected to close in the second half of 2013, pending regulatory approval. Eureko’s Romanian life insurance portfolio and pension fund business will be integrated into the operations of Aegon Romania and into the governance and management structure of Aegon CEE.

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Disclaimers

Cautionary note regarding non-GAAP measures

This document includes a non-GAAP financial measure: underlying earnings before tax. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of Aegon’s Condensed consolidated interim financial statements. Aegon believes that this non-GAAP measure, together with the IFRS information, provides meaningful supplemental information that Aegon’s management uses to run its business as well as useful information for the investment community to evaluate Aegon ’s business relative to the businesses of its peers.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

t	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
t	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;
t	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
t	Consequences of a potential (partial) break-up of the euro;
t	The frequency and severity of insured loss events;
t	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
t	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
t	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
t

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

t	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
t

Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

t	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;
t

Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

t	Acts of God, acts of terrorism, acts of war and pandemics;
t	Changes in the policies of central banks and/or governments;
t

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

t

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

t	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
t	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
t

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

t	Customer responsiveness to both new products and distribution channels;
t	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
t	Changes in accounting regulations and policies may affect Aegon’s reported results and shareholders’ equity;
t

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

t	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and
t	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon ‘s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Corporate and shareholder information

Headquarters

Aegon N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

Telephone	+31(0) 70 344 32 10

aegon.com

Group Corporate Communications & Investor Relations

Media relations

Telephone	+31(0) 70 344 89 56

E-mail	gcc@aegon.com

Investor relations

Telephone	+31(0) 70 344 83 05

or	877 548 96 68 - toll free, USA only

E-mail	ir@aegon.com

Publication dates quarterly results

Wednesday, May 8, 2013	Results first quarter 2013

Thursday, August 8, 2013	Results second quarter 2013

Thursday, November 7, 2013	Results third quarter 2013

Aegon’s Q4 2012 press release and Financial supplement are available on aegon.com.

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About Aegon

As an international life insurance, pensions and asset management company based in The Hague, Aegon has businesses in over 20 markets in the Americas, Europe and Asia. Aegon companies employ approximately 24,000 people and have nearly 47 million customers across the globe. Further information: aegon.com.